UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

LENDINGCLUB CORPORATION

(Name of Subject Company)

IEG HOLDINGS CORPORATION

(Offeror and Issuer)
(Names of Filing Persons (identifying status as offeror, issuer or other person)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

52603A109

(CUSIP Number of Class of Securities)

Paul Mathieson
President and Chief Executive Officer
IEG Holdings Corporation
3960 Howard Hughes Parkway, Suite 490
Las Vegas, NV 89169
(702) 227-5626

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Laura Anthony, Esq.
Legal & Compliance, LLC
330 Clematis Street, Suite 217
West Palm Beach, FL 33401

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$80,737,796.10	$10,051.86

*

Estimated solely for the purpose of calculating the registration fee. The market value of securities to be received was calculated as the product of (i) 269,125,987 shares of IEG Holdings Corporation common stock to be issued if 20,701,999 LendingClub Corporation shares are tendered, and (ii) the last sale price of IEG Holdings Corporation’s common stock of $0.30 per share on January 2, 2018.

[X]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$10,051.86
Form or Registration No.:	Form S-4

Filing Party:	IEG Holdings Corporation
Date Filed:	January 5, 2018

[  ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[  ] issuer tender offer subject to Rule 13e-4.

[  ] going-private transaction subject to Rule 13e-3.

[  ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

[  ] Rule 133-4(i) (Cross-Border Issuer Tender Offer)

[  ] Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (the “Schedule TO”) is filed by IEG Holdings Corporation (“IEG Holdings”), a Florida corporation. This Schedule TO relates to the offer (the “Offer”) by IEG Holdings to exchange 13 shares of IEG Holdings’ common stock, par value $0.001 per share, for each share of common stock, par value $0.01 per share, of LendingClub Corporation (“LendingClub”), up to an aggregate of 20,701,999 shares of LendingClub common stock, representing approximately 4.99% of LendingClub’s outstanding shares as of October 31, 2017, validly tendered and not properly withdrawn in the offer.

IEG Holdings has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 dated January 5, 2018, relating to the offer and sale of shares of IEG common stock to be issued to holders of Lending Club shares in the Offer (the “Registration Statement”). The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange, which is a part of the Registration Statement (the “Prospectus”), and the related letter of transmittal (the “Letter of Transmittal”), which are filed as Exhibit (a)(4) and (a)(1)(A), respectively, hereto. Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus and the Letter of Transmittal, including any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by IEG Holdings, is hereby expressly incorporated into this Schedule TO by reference in response to items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the sections of the Prospectus entitled “Questions and Answers About the Exchange Offer” and “The Offering” is incorporated into this Schedule TO by reference.

Item 2. Subject Company Information.

(a) The subject company and issuer of the securities subject to the Offer is LendingClub Corporation, a Delaware corporation. Its principal executive office is located at 71 Stevenson Street, Suite 300, San Francisco, California 94105, and its telephone number is (415) 632-5600.

(b) Based upon information in the most recently available filing with the SEC by LendingClub, as of October 31, 2017, there were 414,869,736 shares of LendingClub common stock issued and outstanding. This information is based upon information in LendingClub’s Quarterly Report on Form 10-Q for the three months ended September 30, 2017, as filed with the SEC on November 8, 2017.

(c) The information concerning the principal market in which the LendingClub shares are traded and certain high and low sales prices for the LendingClub shares in that principal market is set forth in “Comparative Market Price and Dividend Matters” in the Prospectus and is incorporated into this Schedule TO by reference.

Item 3. Identity and Background of Filing Person.

(a), (b) The information set forth in the section of the Prospectus entitled “The Companies—IEG Holdings” in the Prospectus is incorporated into this Schedule TO by reference.

(c) The information set forth in the section of the Prospectus entitled “IEG Holdings’ Management” in the Prospectus is incorporated into this Schedule TO by reference. IEG Holdings has not been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors). Neither Mr. Mathieson nor Ms. Cholewinski has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors). Mr. Mathieson is a citizen of Australia and Ms. Cholewinski is a citizen of the United States.

Item 4. Terms of the Transaction.

(a) The information set forth in the section of the Prospectus entitled “The Offer” is incorporated into this Schedule TO by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) There have been no transactions that occurred during the past two years between IEG Holdings (including any person specified in Instruction C of the Schedule TO) and (i) LendingClub or any of its affiliates that are not natural persons if the aggregate value of the transactions is more than 1% of LendingClub’s consolidated revenues for (x) the fiscal year when the transaction occurred, or (ii) the past portion of the current fiscal year, if the transaction occurred in the current year, or (y) any executive officer, director or affiliate of LendingClub that is a natural person if the aggregate value of the transaction or series of similar transactions with that person exceeds $60,000. There have been no transactions that occurred during the past two years between Mr. Mathieson and/or Ms. Cholewinski and (i) LendingClub or any of its affiliates that are not natural persons if the aggregate value of the transactions is more than 1% of LendingClub’s consolidated revenues for (x) the fiscal year when the transaction occurred, or (ii) the past portion of the current fiscal year, if the transaction occurred in the current year, or (y) any executive officer, director or affiliate of LendingClub that is a natural person if the aggregate value of the transaction or series of similar transactions with that person exceeds $60,000.

(b) The information set forth in the section of the Prospectus entitled “The Offer—Background of the Offer and the Acquisition” is incorporated into this Schedule TO by reference. Except as set forth therein, there have been no negotiations, transactions or material contacts during the past two years between IEG Holdings and LendingClub or its affiliates concerning any merger, consolidation, acquisition, tender offer for or other acquisition of any class of LendingClub’s securities, election of LendingClub’s directors, or sale or other transfer of a material amount of assets of LendingClub. There have been no negotiations, transactions or material contracts during the past two years between Mr. Mathieson or Ms. Cholewinski and LendingClub or its affiliates concerning any merger, consolidation, acquisition, tender offer for or other acquisition of any class of LendingClub’s securities, election of LendingClub’s directors, or sale or other transfer of a material amount of assets of LendingClub.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a), (c)(1-7) The information set forth in the Introduction and in the section of the Prospectus entitled “The Offer” is incorporated into this Schedule TO by reference. Except with respect to the Company’s Offer, there are no plans, proposals or negotiations that relate to or would result in any of the items identified in Item 1006(c)(1) through (c)(7) of Regulation M-A.

Item 7. Source and Amount of Funds or Other Consideration.

(a), (b), (d) The information set forth in the section of the Prospectus entitled “The Offer” is incorporated into this Schedule TO by reference. There is no disclosure required with respect to Mr. Mathieson or Ms. Cholewinski pursuant to Item 1007(a), (b) or (d) of Regulation M-A.

Item 8. Interest in Securities of the Subject Company.

(a) The information set forth in the sections of the Prospectus entitled “The Companies—IEG Holdings” and “The Offer” is incorporated into this Schedule TO by reference. Neither Mr. Mathieson nor Ms. Cholewinski beneficially owns any shares of LendingClub common stock. IEG Holdings beneficially owns 500 shares of LendingClub common stock, which amount represents under 1% of LendingClub’s outstanding common stock as of October 31, 2017.

(b) Neither Mr. Mathieson nor Ms. Cholewinski has engaged in any transaction involving shares LendingClub common stock during the past 60 days. On January 2, 2018, IEG Holdings purchased 500 shares of LendingClub common stock on the open market at a price per share of $4.1833. IEG Holdings has not engaged in any other transaction involving shares of LendingClub common stock during the past 60 days.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

(a) The information set forth in the sections of the Prospectus entitled “IEG Holdings’ Reasons for the Offer, and the Acquisition” “The Offer—Procedure for Tendering” and “The Offer—Fees and Commissions” is incorporated into this Schedule TO by reference.

Item 10. Financial Statements.

(a) The consolidated financial statements of IEG Holdings for the year ended December 31, 2016, and the notes thereto, and the consolidated unaudited financial statements of IEG Holdings for the three and nine months ended September 30, 2017 and the notes thereto, all as set forth in the Prospectus beginning on Page F-1, are incorporated into this Schedule TO by reference.

(b) None.

Item 11. Additional Information.

(a)(1) None.

(a)(2), (a)(3) The information set forth in the section of the Prospectus entitled “The Offer—Certain Legal Matters; Regulatory Approvals” is incorporated into this Schedule TO by reference.

(a)(4) The information set forth in the section of the Prospectus entitled “The Offer—Effect of the Offer on the Market for the LendingClub Shares; Registration Under the Exchange Act; Margin Regulations” is incorporated into this Schedule TO by reference.

(a)(5) The information set forth in the section of the Prospectus entitled “The Offer—Certain Legal Matters; Regulatory Approvals” is incorporated into this Schedule TO by reference.

(c) The information set forth in the Prospectus and the Letter of Transmittal is incorporated into this Schedule TO by reference.

Item 12. Exhibits.

Exhibit No.	Description
99(a)(1)(A)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to IEG Holdings’ Registration Statement on Form S-4 filed on January 5, 2018 (the “S-4”)).

99(a)(1)(B)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.2 to the S-4).

99(a)(1)(C)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the S-4).

99(a)(4)	Prospectus registering the offer and sale of IEG Holdings common stock to be issued in the offer (incorporated by reference to the S-4).

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IEG HOLDINGS CORPORATION

By:	/s/ Paul Mathieson
Name:	Paul Mathieson
Title:	President and Chief Executive Officer
Date:	January 5, 2018

EXHIBIT INDEX

Exhibit No.	Description
99(a)(1)(A)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to IEG Holdings’ Registration Statement on Form S-4 filed on January 5, 2018 (the “S-4”)).

99(a)(1)(B)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.2 to the S-4).

99(a)(1)(C)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the S-4).

99(a)(4)	Prospectus registering the offer and sale of IEG Holdings common stock to be issued in the offer (incorporated by reference to the S-4).